SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. No. 06.164.253/0001 -87
N.I.R.E. No. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MARCH 09, 2006

Date, Time and Place of Meeting: Held on March 09, 2006, at 9:00, at the Company’s headquarters, at Rua Tamoios 246, ground floor, Jardim Aeroporto, CEP 04630-000, in the City of São Paulo, State of São Paulo. Attendance: All of the members of the Board of Directors. Call for meeting: Waived, once all of the members of the Company’s Board of Directors attended. Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Agenda: To resolve on: (a) the approval of the Balance Sheet and financial statements related to the corporate year of 2005, duly audited by Ernst & Young Independent Auditors; (b) the proposal of the Company’s management for the distribution of dividends and the payment of interests on own capital related to the results of the corporate year of 2005; (c) the proposal of the Company’s management for the payment of interests on own capital according to the Dividend Distribution Policy approved in November 8, 2005; and (d) the approval of audit costs and the selection of the independent auditors for the corporate year of 2006. Resolutions taken: After necessary clarifications: (a) considering the recommendation of the Audit Committee, expressed at the Minutes of the Board of Directors’ Meeting held on February 23, 2006, the Board approved the financial statements related to the corporate year ended on December 31, 2005, duly audited by Ernst & Young Independent Auditors. Therefore, the referred financial statements, duly approved and initialed by the Presiding Board, shall have a copy filed at the company’s headquarters and shall be published within legal term. (b) the Board approved, by unanimous vote: (i) the proposal of distribution of dividends, calculated on the net profits verified in the financial statements related to the corporate year of 2005, in the amount of R$ 4,199,223.00, representing R$ 0.0214 per share. Such proposal shall be taken to the Ordinary General Shareholders’ Meeting that, approving it, shall declare the distribution of the referred dividends. If the proposal is approved by the Ordinary General Shareholders’ Meeting and the dividends are so declared, the shares shall be negotiated “ex” such dividends as from, and including, April 18, 2006, and the dividends shall be paid on April 27, 2006; and (ii) the proposal of payment to shareholders of interest on capital, based on the results and accumulated profits verified in the financial statements related to the corporate year ended on December 31, 2005, as established in paragraph 1, of article 9, of Law 9.249/95. The gross amount of the interests on own capital is R$113,670,208.00 (one hundred and thirteen million, six hundred and seventy thousand, two hundred and eight reais), corresponding to R$ 0.5800 per ordinary and preferred share. The credit of the amount of the interest on capital in the Company’s accounting records shall be made on March 31, 2006, considering the shareholder position as of March 21, 2006, being the shares traded “ex” such interest on capital as from, and including, March 22, 2006. The amount of the interests on capital is subject to withholding income tax, at the rate of 15%, except to shareholders that evidence to be exempt or immune. Shareholders immune or exempt of withholding income tax must present evidence of immunity or exemption until March 27, 2006, at the Company’s headquarters, in the attention of Gol Linhas Aéreas Inteligentes S/A, Investor Relations Department, Rua Tamoios 246, ground floor, São Paulo, SP, CEP 04630-000, Telephone: (+55 11) 5033-4393; Fax: (+55 11) 5033-7193, Email: ri@golnaweb.com.br. Such interest on capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2005, according to article 9, paragraph 7, of Law 9.249/95, item V, of Deliberation CVM 207/96 and paragraph 4, of article 25 of Company’s By-Laws, and will be paid to shareholders, without any remuneration, along with the dividends related to the corporate year of 2005 approved by the Ordinary General Shareholders’ Meeting. (c) the Board approved, by unanimous vote: (i) the payment of interest on capital to shareholders, based on the estimated results to be verified in the financial statements to be closed on March 31, 2006 and on accumulated profits, as provided in paragraph 1, of article 9, of Law 9.249/95. The gross amount of the interest on capital is R$ 35,390,587.50 (thirty five million, three hundred and ninety thousand, five hundred and eighty-seven reais and fifty centavos), corresponding to R$ 0,1806 per preferred and ordinary share. The credit of the interest on capital in the Company’s accounting records will be made on March 31, 2006, considering the shareholder position as of March 21, 2006, being the shares traded “ex” such interest on capital as from, and including, March 22, 2006. The amount of the interest on capital is subject to withholding income tax at a rate of 15%, except to shareholders that evidence to be exempt or immune. Shareholders immune or exempt of withholding income tax must present evidence of immunity or exemption until March 27, 2006, at the Company’s headquarters, in attention of Gol Linhas Aéreas Inteligentes S/A., Investor Relations Office, at Rua Tamoios, 246, ground floor, São Paulo - SP - CEP: 04630-000, Telephone: (+55 11) 5033-4393; Fax: (+55 11) 5033-7193, Email: ri@golnaweb.com.br. Such interest on capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2006, according to article 9, paragraph 7, of Law 9.249/95, item V, of Deliberation CVM 207/96 and paragraph 4, of article 25 of Company’s By-Laws and shall be paid to the shareholders, without any remuneration, on May 23, 2006, along with the payment of possible quarterly intermediary dividends; and (d) At last, the Board approved the audit costs for the corporate year of 2006, which, duly initialized, will be filed at the company’s headquarters, as well as selected Ernst & Young Independent Auditors to review the financial statements related to the corporate year of 2006, according to Article 16, item “f”, of Company’s By-Laws. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did, the meeting was adjourned for the time necessary to draw up these present Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this present instrument is a free English translation of the Minutes drawn up in the company’s records.

São Paulo, March 9, 2006.

Presiding Board:

Constantino de Oliveira Júnior - Chairman

Henrique Constantino- Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.